NEWS RELEASE

Alderon Continues to Receive Positive Drill Results in Preparation for Feasibility Study

February 16, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that it has received the final set of results from its 2011 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  The 2011 drilling campaign consisted of 86 holes, totaling 22,250 metres, and was executed with the goal of upgrading the currently defined mineral resource estimate from the Indicated and Inferred categories to the Measured and Indicated categories in preparation for the Feasibility Study. The majority of these results are from the Rose Central Zone and are all within the area of the currently defined National Instrument (“NI”) 43-101 mineral resource estimate.  Highlights from this most recent set of results include:

Drill Hole	From (metres)	To (metres)	Interval (metres)	Total Iron %
K-11-146	128.8	353.5	224.8	31.2
K-11-150	46.6	215.0	168.5	31.0
K-11-156	18.0	135.5	117.7	30.8
K-11-159	328.0	431.0	103.0	29.4
K-11-160	62.0	377.0	315.0	30.5
K-11-168	141.2	244.0	102.8	29.3
K-11-171	103.4	263.0	159.6	30.1
K-11-172	175.5	260.0	84.5	31.8

“We are very pleased with the results from our entire 2011 drilling program, as they show the consistent grades and thicknesses that we expected,” says Tayfun Eldem, President and CEO of Alderon.  “These results, along with those from our current drilling campaign, which is our final drill campaign before the Feasibility Study, will enable us to continue working towards our goal of upgrading the mineral resource in advance of the Feasibility Study expected in Q3 of 2012.”

Rose Central, together with Mills Lake and North Rose, host a current NI 43-101 indicated resource estimate of 490 million tonnes at 30.0% iron and an additional inferred resource of 598 million tonnes at 30.3% iron.

Complete assay highlights with drill plan maps are posted on the Alderon website at: http://www.alderonironore.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 41% and 65% of the core interval as reported.  All samples were prepared from sawn HQ-sized half-core sections on-site in Labrador.  Split drill core samples are then sent to independent contractor SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. FeO titration analysis permits an estimation of hematite. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101. Mr. Lyons has reviewed and approved the technical information contained in this news release.  Mr. Lyons has verified the data disclosed in this news release, including sampling, analytical and test data underlying the information disclosed in this news release.  Mr. Lyons has verified that the results were accurate from the official assay certificates provided to Alderon.

Additional information about the Kami Project can be found in the technical reports filed on SEDAR at www.sedar.com entitled: “Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011; and “Technical Report and Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.  For more information on Alderon, please visit our website at www.alderonironore.com

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-934-4640	F: 709-576-7541
E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about upgrading the existing resource, the timing of the Feasibility Study, and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.